UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

GREIF, INC.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Joseph P. Boeckman, Esq.

Baker & Hostetler LLP

200 Civic Center Drive

Columbus, Ohio 43215

(614) 228-1541

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 397624 20 6

1.	Names of Reporting Persons Nicholas J. Petitti
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of the United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,982,210 shares of Class B Common Stock (as of February 28, 2022)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,982,210 shares of Class B Common Stock (as of February 28, 2022)
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,982,210 shares of Class B Common Stock (as of February 28, 2022)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6%
14.	Type of Reporting Person IN

CUSIP No. 397624 20 6

1.	Names of Reporting Persons 2021 Amended and Restated Revocable (now Irrevocable) Trust Created by Judith D. Hook
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Not applicable (trust has no designated place of organization)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,317,451 shares of Class B Common Stock (as of February 28, 2022)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,317,451 shares of Class B Common Stock (as of February 28, 2022)
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,317,451 shares of Class B Common Stock (as of February 28, 2022)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5%
14.	Type of Reporting Person OO (trust)

Explanatory Note

This Schedule 13D (Amendment No. __) (this “Schedule 13D”) is being filed jointly on behalf of Nicholas J. Petitti (“Mr. Petitti”) and the 2021 Amended and Restated Revocable (now Irrevocable) Trust Created by Judith D. Hook (the “2021 JDH Trust”).

Judith D. Hook (“Ms. Hook”) previously filed a Schedule 13D to report her beneficial ownership of shares of Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). Ms. Hook died on November 17, 2021. As a result of Ms. Hook’s death, Mr. Petitti became the successor trustee of the 2021 JDH Trust and various other family trusts created by Ms. Hooks. In addition, Mr. Petitti is the beneficial owner of shares of Class B Common Stock acquired as gifts from Ms. Hook.

Item 1.	Security and Issuer

This Schedule 13D pertains to the Class B Common Stock of the Company. The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Mr. Petitti and the 2021 JDH Trust (individually, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The business address of each Reporting Person is as follows:

Nicholas J. Petitti

c/o Baker & Hostetler LLP

200 Civic Center Drive, Suite 1200

Columbus, Ohio 43215

Attention: Joseph P. Boeckman, Esq.

2021 Amended and Restated Revocable (now Irrevocable) Trust Created by Judith D. Hook

c/o Baker & Hostetler LLP

200 Civic Center Drive, Suite 1200

Columbus, Ohio 43215

Attention: Joseph P. Boeckman, Esq.

(c)	Present Principal Occupation or Employment of each Reporting Person:

Mr. Petitti: Investor

2021 JDH Trust: Not applicable

(d)	Conviction in Criminal Proceedings: Neither Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Party to Civil Proceeding: Neither Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of each Reporting Person:

Mr. Petitti: United States of America

2021 JDH Trust: Not applicable

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Petitti is the successor trustee of various family trusts created by Ms. Hook, which trusts beneficially own, collectively, 2,577,747 shares of Class B Common Stock. All of these family trusted became irrevocable upon Ms. Hook’s death. These shares include the 2,317,451 shares of Class B Common Stock owned by the 2021 JDH Trust. All of the shares acquired by these trusts were acquired by gift or for no consideration.

Mr. Petitti is the beneficial owner of 404,463 shares of Class B Common Stock, which shares are owned either directly or indirectly as trustee of revocable trusts created by him. All of these shares were acquired by Mr. Petitti as a gift or for no consideration.

Item 4.	Purpose of Transaction.

Neither Reporting Person has any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)

The 2021 JDH Trust is the beneficial owner of 2,317,451 shares of Class B Common Stock, which represents 10.5% of the outstanding shares of Class B Common Stock. As the sole trustee of the 2021 JDH Trust, Mr. Petitti is also considered the beneficial owner of the shares owned by the 2021 JDH Trust. Mr. Petitti is also the sole trustee of various other family trusts created by Ms. Hook that are now irrevocable and own 266,296 shares of Class B Common Stock. Mr. Petitti is considered the beneficial owner of the shares owned by these family trusts. Mr. Petitti is also the beneficial owner of 404,463 shares of Class B Common Stock that he owns directly or as trustee of revocable family trusts that he created. As a result of the foregoing, Mr. Petitti is the beneficial owner of 2,982,210 shares of Class B Common Stock representing 13.6% of the outstanding shares of Class B Common Stock.

(b)

Mr. Petitti, individually or in his capacity as trustee as described above, has the sole power to vote and dispose of 2,982,210 shares of Class B Common Stock, which includes the 2,317,451 shares owned by the 2021 JDH Trust and the 266,296 shares owned by various other family trusts created by Ms. Hook.

(c)	No transactions in shares of Class B Common Stock were effected during the past 60 days by either of the Reporting Persons.

(d)

A total of 60,000 shares of Class B Common Stock beneficially owned by Mr. Petitti under his revocable trust have been pledged as collateral security for the repayment of a loan made by a financial institution to Mr. Petitti. In the event of a default under the terms of such loan, the financial institution could exercise its right to receive, or the power to direct the receipt of, dividends paid on these shares or exercise its right to receive, or the power to direct the receipt of, proceeds from the sale of these shares. Except as set forth in the preceding sentence, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by either of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

A total of 60,000 shares of Class B Common Stock beneficially owned by Mr. Petitti under his revocable trust has been pledged as collateral security for the repayment of a loan made by a financial institution to Mr. Petitti. This pledge is evidenced by customary stock pledge and other loan agreements to secure the collateral pledged thereunder. Except as set forth in the preceding sentence, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between either of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Materials to be Filed as Exhibits

Exhibit A: Joint Filing Agreement dated March 1, 2022, by and between the Reporting Persons.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2022	/s/ Nicholas J. Petitti
Nicholas J. Petitti

Dated: March 1, 2022	2021 Amended and Restated Revocable (now Irrevocable) Trust Created by Judith D. Hook

	By:	/s/ Nicholas J. Petitti
	Name:	Nicholas J. Petitti
	Title:	Trustee